Exhibit 99.1

Sesa Sterlite Limited receives Shareholders’ approval for name change to Vedanta Limited

Gurgaon, India, March 30, 2015: Sesa Sterlite Limited (‘Sesa Sterlite’ or ‘the Company’) hereby announces that the Shareholders of the Company, inter-alia have approved by requisite majority, the name change of the Company from its present name – Sesa Sterlite Limited to “Vedanta Limited”, through Postal Ballot Results announced today on March 30, 2015.

“The name change will enable us to position ourselves strategically, create much greater value and align our businesses to a unified messaging. We want to strengthen the linkage between the global business and global stakeholders, which reflects the company’s commitment to creating value through a growing portfolio of global operations,” said Mr. Tom Albanese, Group CEO, Vedanta, adding that this is a landmark decision. “Our brand Vedanta, which is globally recognized as one of the most credible names in the natural resources industry embodies excellence, trustworthiness and commitment to all its stakeholders,” said Mr. Albanese.

Sesa Sterlite, the Indian subsidiary of London listed, Vedanta Resources Plc, a globally diversified natural resources company, is engaged in the exploration and production of aluminium, zinc, lead silver, copper, iron ore, oil & gas and commercial power. The planned change in name of the company will have no impact on the operations of subsidiary companies Cairn India Limited, Hindustan Zinc Ltd (HZL) and Bharat Aluminium Co. Ltd (BALCO) and the divisions of Sesa Sterlite.

The name change to Vedanta Limited will be effective post issue of Fresh Certificate of Incorporation issued by the Registrar of Companies, Ministry of Corporate Affairs (MCA), Govt. of India and other formalities to be completed with the Stock Exchanges.

About Vedanta

Vedanta is a diversified natural resources company, whose business primarily involves exploring and processing minerals and oil & gas. The Company produces oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka.

Sesa Sterlite Limited (SSLT), formerly Sesa Goa Limited, is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Sustainability is at the core of SSLT’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. SSLT is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For further information, please contact:

Communications

Roma Balwani	Tel: +91 22 6646 1000
President – Group Communications, Sustainability & CSR	gc@vedanta.co.in